

February 25, 2015

Via E-mail
Mark Noffke
Chief Financial Officer
EFactor Group Corp.
1177 Avenue of the Americas, Suite 5060
New York, NY 10036

> **Re: EFactor Group Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 17, 2015**
> **File No. 000-51569**

Dear Mr. Noffke:

We have reviewed the above-referenced filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consenting Shareholders, page 3

1.   Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, it appears that some of the consenting shareholders hold less than 5% of your outstanding common stock. Based on your disclosure, you may have engaged in a solicitation in order to obtain these consents. In your response letter, please describe each consenting shareholder's relationship to the company as well as the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, file a preliminary proxy statement on Schedule 14A.

<u>Stockholdings of Certain Beneficial Owners, Directors and Executive Officers, page 5</u>

2.   Please provide all of the information required by Item 403 of Regulation S-K, as required by Item 6(d) of Schedule 14A, which applies to you per Item 1 of Schedule 14C. Note that Item 403 requires disclosure with respect to beneficial owners of more than five percent of "any class of the registrant's voting securities." In this regard, we note that you have not disclosed the beneficial ownership of your preferred stock. In revising the beneficial ownership table, please ensure that you disclose the natural persons who have or share voting or investment power over any entities included in the table.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: <u>Via E-mail</u>
        Richard I. Anslow, Esq.
        Ellenoff Grossman & Schole LLP